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                                                                 EXHIBIT 1(5)(k)

                            ESTATE TAX REPEAL RIDER

Definition of Estate Tax Repeal - By Estate Tax Repeal (also referred to below as "Repeal"), we mean a repeal of the federal estate tax. Such Repeal must become law before the end of the calendar year [2002] and must provide that the federal estate tax will be completely eliminated, either immediately or anytime in the future.

The Benefit This Rider Provides - If the federal estate tax is repealed as defined above, you may elect to return your policy to us by following the steps below, in which case we will pay you the amount stated below, and both this rider and the policy will end.

When to Elect This Benefit - Your election must be timely. It will be timely if we receive it at the address shown below within 60 days after the date the Repeal becomes law.

How To Elect This Benefit - In order to elect this benefit, you must do the following:

 . prepare and sign a written request to elect this benefit. You may call us at our toll free telephone number (800) 800-6416, Client Services Department, to request an election form; and

 .  mail your election to:

     Pacific Life Insurance Company
     Life Division
     Attn:  Estate Tax Repeal Desk
     700 Newport Center Drive
     Newport Beach, CA 92660

It may be to your benefit to retain proof of delivery. Such proof may, for example, consist of sending the election by US Postal Service Certified Mail with Return Receipt Requested.

Proof of delivery will provide you with evidence of the date we received the election.

What You Receive If You Elect This Benefit - If your election is timely, we will pay you an amount equal to:

 .  the Accumulated Value of the policy;

 .  plus any policy charges and premium loads deducted; and

 . less any cost of insurance charges, any outstanding loan, and any charges for policy riders other than the fee for this rider.

Such amount will be calculated as of the date we receive your election. In such case, both the policy and this rider will end.

Effective Date - This rider is effective on the Policy Date unless otherwise stated.

When This Rider Ends - This rider will end on the earliest of:

 .  lapse or termination of the policy;

 .  your election of this rider's benefit according to the provisions above;

 .  your Written Request to us choosing to terminate this rider; or

 .  60 days after the Repeal becomes law.

Fee for This Rider - There is a one-time fee of $500 for this rider. There is no additional charge if you elect the benefit this rider provides.

General Conditions - This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with this rider's terms apply to this rider. You cannot elect the benefit this rider provides and also elect the benefit provided under any Enhanced Policy Split Option Rider attached to the policy.

Signed for Pacific Life Insurance Company at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.


/s/ THOMAS C. SUTTON                                 /s/ AUDREY L. MILFS
------------------------------------                 -----------------------
Chairman and Chief Executive Officer                 Secretary